The Soop

Profit and Loss

January 1 - October 29, 2024

	TOTAL
Income	
Sales	603,431.84
Total Income	**$603,431.84**
Cost of Goods Sold	
Cost of Goods Sold	123,560.34
Total Cost of Goods Sold	**$123,560.34**
GROSS PROFIT	**$479,871.50**
Expenses	
Advertising & Marketing	12,627.86
Ask My Accountant	3,292.94
Bank Charges & Merchant Account Fees	57,288.30
Car & Truck	14,543.92
Contractors	30,182.70
Doordash Loan Fee	4,258.00
Dues & subscriptions	1,047.89
Equipment Rental	4,883.92
Insurance	8,281.17
Interest Paid	3,568.20
Legal & Professional Services	399.99
Meals & Entertainment	3,727.87
Office Supplies & Software	187.38
Other Business Expenses	1,335.08
Purchases	1,144.83
Rent & Lease	58,183.00
Repairs & Maintenance	1,729.47
Salaries & Wages	76,290.44
Square Loan Fee	12,830.00
Taxes & Licenses	8,067.47
Travel	8.60
Utilities	22,450.45
Total Expenses	**$326,329.48**
NET OPERATING INCOME	**$153,542.02**
Other Expenses	
Reconciliation Discrepancies	-372.20
Total Other Expenses	**$ -372.20**
NET OTHER INCOME	**$372.20**
NET INCOME	**$153,914.22**

The Soop

Balance Sheet

As of October 29, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$38,474.17**
Other Current Assets	
Clearing Account - Bank (CPA use only)	4,546.40
Inventory	3,920.86
Undeposited Funds	0.00
Total Other Current Assets	**$8,467.26**
Total Current Assets	**$46,941.43**
Fixed Assets	**$101,139.64**
TOTAL ASSETS	**$148,081.07**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$3,739.85**
Other Current Liabilities	
Youlend	21,199.70
Total Other Current Liabilities	**$21,199.70**
Total Current Liabilities	**$24,939.55**
Long-Term Liabilities	
DoorDash Capital	11,355.70
Fora Financial	0.00
Prosper Portland	44,972.00
Square Loan	29,105.34
VOX funding	0.00
Total Long-Term Liabilities	**$85,433.04**
Total Liabilities	**$110,372.59**
Equity	
Opening Balance Equity	7,423.77
Owner's Investment	135,600.00
Owner's Pay & Personal Expenses	-419,843.32
Retained Earnings	160,613.81
Net Income	153,914.22
Total Equity	**$37,708.48**
TOTAL LIABILITIES AND EQUITY	**$148,081.07**

The Soop

Statement of Cash Flows

January 1 - October 29, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	153,914.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,215.11**
Net cash provided by operating activities	**$168,129.33**
INVESTING ACTIVITIES	
Microgreen System	-2,569.19
Net cash provided by investing activities	**$ -2,569.19**
FINANCING ACTIVITIES	
DoorDash Capital	3,855.70
Fora Financial	-24,622.27
Prosper Portland	-4,000.00
Square Loan	-9,394.66
VOX funding	-38,690.40
Owner's Investment	40,700.00
Owner's Pay & Personal Expenses	-133,024.18
Net cash provided by financing activities	**$ -165,175.81**
NET CASH INCREASE FOR PERIOD	**$384.33**
Cash at beginning of period	38,089.84
CASH AT END OF PERIOD	**$38,474.17**